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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                               NFO WORLDWIDE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   629103 10 2
                                 (CUSIP Number)


                              JAMES M. DUBIN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, N.Y. 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                NOVEMBER 3, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    2


                                  SCHEDULE 13D


CUSIP NO.  629103 10 2                                   PAGE  2  OF  5  PAGES
         -------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William E. Lipner

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

                      7      SOLE VOTING POWER

      NUMBER OF                    534,687
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
       8              SHARED VOTING POWER

                            236,550

       9              SOLE DISPOSITIVE POWER

                            534,687

       10             SHARED DISPOSITIVE POWER

                            236,550

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             771,237

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.7%

14     TYPE OF REPORTING PERSON

             IN
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CUSIP NO. 629103 10 2              13D




                         Amendment No. 5 to Schedule 13D
                         -------------------------------


            The statement on Schedule 13D filed by William E. Lipner on November 19, 1993, as amended by Amendment No. 1 filed on March 4, 1994, Amendment No. 2 filed on May 9, 1994 and Amendment No. 3 filed on July 24, 1995, and Amendment No. 4 filed on April 16, 1997 (the "Statement") relating to the Common Stock, par value $.01 per share (the "Common Stock"), issued by NFO Worlwide, Inc. (the "Company"), is hereby amended by this Amendment No. 5 as indicated below. Unless otherwise stated, all capitalized terms used herein shall have the meanings assigned to them in the Statement. The Statement, as amended by this Amendment No. 5, shall be hereinafter referred to as the "Amended Statement." This Amendment No. 5 reports Mr. Lipner's disposition of an aggregate of 193,100 shares of Common Stock of the Company on November 3, 1997. Mr. Lipner is Chairman of the Board and Chief Executive Officer of the Company. All share amounts in this Amendment No. 5 reflect the Company's three for two stock split effected on October 15, 1997 for stockholders of record on September 30, 1997. The purpose of this Statement is to terminate Mr. Lipner's filing requirement.


ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY

            Item 5 is hereby amended and restated to read, in its entirety, as
            ------------------------------------------------------------------
follows:
-------

            Mr. Lipner beneficially owns, directly or indirectly, 771,237 shares of Common Stock of the Company, representing approximately 3.7% of the outstanding Common Stock of the Company. This percentage was calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on information provided by the Company as of November 3, 1997. Such information reflected the issuance of approximately 2.59 million

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CUSIP NO. 629103 10 2              13D



shares of Common Stock by the Company in connection with the acquisition of Prognostics in April 1997, and the issuance of approximately 2.046 million shares of Common Stock by the Company in connection with the acquisition of The MBL Group PLC.

            (a) The 771,237 shares beneficially owned by Mr. Lipner consist of:
(i) 534,687 shares directly owned by Mr. Lipner, of which 266,625 are shares underlying currently exercisable stock options, and (ii) 236,550 shares indirectly owned by him, 151,500 of which are owned directly by his wife, Deborah Lipner (the "Spouse Shares"), and 85,050 of which are held in custodial accounts and trusts for their sons Justin Drew Lipner and Wesley Edwin Lipner (the "Custodian Shares").

            A trust holds 5,062 shares of Common Stock of the Company for the benefit of Deborah Lipner. However, since the trustee of the trust has sole voting and investment power with respect to the shares, Mr. Lipner does not beneficially own such shares.

            (b) With respect to the 534,687 shares reported as directly owned by Mr. Lipner above, he has sole voting and investment power. Mr. Lipner and Deborah Lipner share voting and investment power with respect to the Spouse Shares and the Custodian Shares.

            (c) (i) Mr. Lipner effected the following sale of Common Stock of the Company through the Nasdaq National Market on the dates specified:

      Date of Sale         Number of Shares Sold       Price of Stock
      ------------         ---------------------       --------------
November 3, 1997                  116,225                  $17.37

Except for such sale, Mr. Lipner has not effected any transactions in Common Stock during the past sixty days.

            (ii) Deborah Lipner effected the following sale of Common Stock of the Company through the Nasdaq National Market on the date specified:

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CUSIP NO. 629103 10 2              13D




      Date of Sale         Number of Shares Sold       Price of Stock
      ------------         ---------------------       --------------
November 3, 1997                  76,875                   $17.37

Except for such sale, Deborah Lipner has not effected any transactions in Common Stock during the past sixty days.

            (d) Mr. Lipner has no knowledge of any person, other than Deborah Lipner and their sons, having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported herein.

            (e) Not applicable.




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CUSIP NO. 629103 10 2              13D



            After reasonable inquiry and to the best of my knowledge and belief, I, William E. Lipner, hereby certify that the information set forth in this statement is true, complete and correct.


November 19, 1997


                                          /s/ William E. Lipner

                                          William E. Lipner